EXHIBIT 20



     FOR IMMEDIATE RELEASE
     December 14, 1994

                                Contacts:
                (Analysts)  Dean Belbas 12/14  (212) 906-1531
                                        12/15  (612) 540-2443
                (Media) Austin Sullivan 12/14  (212) 906-1531
                                        12/15  (612) 540-7264


            GENERAL MILLS PLANS TO SEPARATE INTO
                   TWO PUBLIC CORPORATIONS



     MINNEAPOLIS, MINN. -- General Mills announced today that it is planning to separate into two independent public corporations, one for Consumer Foods and one for Restaurants. General Mills, Inc. will become a highly focused consumer foods growth company with fiscal 1995 sales of approximately $5.5 billion. The Restaurant company (currently unnamed) will be the world's largest full-service restaurant organization, with strong growth vehicles and fiscal 1995 sales of approximately $3.2 billion. In a tax-free transaction, General Mills' shareholders will receive one share in the Restaurant company for each General Mills, Inc. share they currently own. It is planned that the Restaurant company will be listed on the New York Stock Exchange, as is General Mills.

     Chairman and CEO Bruce Atwater said this plan was approved by the General Mills Board of Directors, which believes that separate corporations with highly integrated strategy, organization, and incentive programs will produce the strongest growth performance and thereby enhance long-term shareholder value. It is expected that the two companies will become separate entities approximately
June 1, 1995, subject to final approval of the General Mills
Board of Directors.

     The board elected Stephen W. Sanger (age 48) as
President and CEO of the food operation and Joe R. Lee (53) as President and CEO of the restaurant operation effective
Dec. 14, 1994.  It is planned that they would be elected
Chairman and CEO of their separate corporations upon completion of this transaction, at which time Atwater will retire as Chairman and CEO of General Mills, Inc.

     Atwater stated, "Each company will be led by an exceptionally strong management team. Steve Sanger and Joe Lee are widely regarded as top executives in their respective industries. Steve has been a General Mills employee for more than 20 years, and was President of Big G cereals during one of its strongest growth periods. Joe was manager of the first Red Lobster ever opened in 1968 and has led the General Mills restaurant business to great growth. Furthermore, the management teams of the two proposed new companies have the best long-term growth records in their industries."

     General Mills ten-year compound growth rate in earnings per share before unusual items was 12.2 percent from 1984 through fiscal 1994. The five-year compound growth rate from 1989 to 1994 was 12.8 percent, with both periods exceeding General Mills' corporate growth goal of 12 percent in spite of a very slow growth year in fiscal 1994.

     Consumer Foods' ten-year compound growth rate in operating earnings through 1994 was 12.6 percent. Foods management has produced a long record of industry-leading new product successes, strong share of market growth and early, major productivity actions. They also led the cereal industry in dealing with its increasingly ineffective price-up/spend-back strategy. The resulting improvement in the company's Big G cereal profitability was a key factor in the 8 percent growth in Foods operating profit in the quarter just completed. The General Mills strategy of reducing both prices and promotional spending has now resulted in substantial moderation of excessive industry promotions. General Mills' cereal market shares are now showing continuing growth from their low points during the summer of 1994.

     Restaurants' ten-year compound growth rate in operating earnings through 1994 was 17.3 percent. Restaurant management has created the largest and most profitable casual dining business in an extremely competitive industry. Red Lobster has grown dramatically since its inception and has had only one down year in operating earnings (1984) in 27 years of concept evolution and growth. Profits were up over 20 percent in fiscal 1994 in an increasingly competitive casual-dining environment. The Olive Garden has also had a remarkable growth record. From its first store opening in 1983, the concept has grown to over $1.1 billion in sales in fiscal 1995, posting earnings gains every year except fiscal 1994. The Olive Garden is now showing improved results as several changes which were in the planning stage for the past two years are being implemented in the marketplace.

     The strongest periods of growth at General Mills have always coincided with structural changes that gave management of individual businesses increased responsibility and stronger incentives. For example, the changes in corporate structure that narrowed focus from participation in 13 industries in the mid 1970s to a concentration on only Consumer Foods and Restaurants in the late 1980s drove strong growth performance. The managements of both the consumer foods and restaurant companies believe that the stage is now set for strong future growth, and that the separation will contribute to that growth potential being fully realized. Each management team will be motivated to continue its strong growth record with substantial equity-based incentives whose value will depend on their own growth performance.

     The new consumer foods company will have a growth goal of 12 percent in earnings per share over the next three years. The company's ability to achieve this goal will be enhanced by the fact that growth initiatives such as CPW (the strategic alliance with Nestle on international cereals), Snack Ventures Europe, (the joint venture with PepsiCo Foods International), and the recently announced joint venture in Latin America with CPC International on baking and dessert mixes will have a stronger effect on the growth rate on the base of the consumer foods company rather than the combined company. In addition, the food operation will be studying possible restructuring actions to enhance its future growth rate. Any restructuring actions will be announced before the end of the current fiscal year.

     The restaurant company will have a growth goal of 15 percent in earnings per share over the next three years. Against the smaller base of restaurants only, the earnings improvement expected in the company's newest concept, China Coast, as well as the turnaround now under way at The Olive Garden, will have a magnified effect on growth rates. The restaurant operation is also studying possible restructuring actions on the same timetable as foods.

     It is currently planned that the consumer foods company (General Mills, Inc.) will retain 80 percent of the current company's debt with the restaurant company assuming 20 percent. Both companies expect to maintain strong bond ratings.

     The consumer foods company will have a larger free cash flow, i.e., cash flow after dividends at the current rate and after fixed-asset investments, than the combined company. This free cash flow may be used for additional growth investments, dividend increases, and other corporate purposes.

     The restaurant company will also have a strong balance sheet, with cash flow adequate to fund all currently planned investments. The restaurant company also plans to establish a nominal dividend upon its formation.

     Dillon, Read & Co., Inc. is acting as financial advisor to the company with respect to this transaction. Davis, Polk and Wardwell is acting as counsel to the company in providing the Board of Directors with an opinion on the tax-free nature of the distribution to General Mills and its shareholders.